UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 3)*

                                KINETIC CONCEPTS INC.
                                   (Name of Issuer)

                                     Common Stock
                            (Title of Class of Securities)

                                     49460W-01-0
                                    (CUSIP Number)

                                  Donald S. Scherer
                   Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                              A Professional Corporation
                         Three Embarcadero Center, Suite 700
                               San Francisco, CA  94111
                                    (415) 434-1600
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   January 21, 1997
                            (Date of Event which Requires
                              Filing of this Statement)




     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                     Page 1 of 26
                           Exhibit Index Located on Page 24






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                   Page 2 of 26


       1   Name of Reporting Person              STINSON CAPITAL PARTNERS, L.P.

           IRS Identification No. of Above Person                    94-3232358

       2   Check the Appropriate Box if a Member of a Group            (a) [x]

                                                                       (b) [x]
       3   SEC USE ONLY


       4   Source of Funds                                                   WC


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                   3,941,250*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              3,941,250*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   3,941,250*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]


       13   Percent of Class Represented by Amount in Row 11              9.1%*


       14   Type of Reporting Person                                         PN



     *   See Item 5 below.






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                   Page 3 of 26


       1   Name of Reporting Person                BK CAPITAL PARTNERS IV, L.P.

           IRS Identification No. of Above Person                    94-3139027

       2   Check the Appropriate Box if a Member of a Group            (a) [x]

                                                                       (b) [x]
       3   SEC USE ONLY


       4   Source of Funds                                                   WC


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                   3,941,250*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              3,941,250*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   3,941,250*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]


       13   Percent of Class Represented by Amount in Row 11              9.1%*


       14   Type of Reporting Person                                         PN



     *   See Item 5 below






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                   Page 4 of 26


       1   Name of Reporting Person                THE CARPENTERS PENSION
                                                   TRUST FOR SOUTHERN
                                                   CALIFORNIA

           IRS Identification No. of Above Person                    94-6042875

       2   Check the Appropriate Box if a Member of a Group            (a) [x]

                                                                       (b) [x]
       3   SEC USE ONLY


       4   Source of Funds                                                   WC


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                   3,941,250*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              3,941,250*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   3,941,250*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]


       13   Percent of Class Represented by Amount in Row 11              9.1%*


       14   Type of Reporting Person                                         EP


     *   See Item 5 below.






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                   Page 5 of 26


       1   Name of Reporting Person        UNITED BROTHERHOOD OF CARPENTERS
                                           AND JOINERS OF AMERICA LOCAL UNIONS
                                           AND COUNCILS PENSION FUND

           IRS Identification No. of Above Person                    52-6075035

       2   Check the Appropriate Box if a Member of a Group            (a) [x]

                                                                       (b) [x]
       3   SEC USE ONLY


       4   Source of Funds                                                   WC


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                Washington, D.C.



                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                   3,941,250*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              3,941,250*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   3,941,250*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]


       13   Percent of Class Represented by Amount in Row 11              9.1%*


       14   Type of Reporting Person                                         EP

     *   See Item 5 below.






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                   Page 6 of 26


       1   Name of Reporting Person                INSURANCE COMPANY SUPPORTED
                                                   ORGANIZATIONS PENSION PLAN

           IRS Identification No. of Above Person                    13-6284703

       2   Check the Appropriate Box if a Member of a Group           (a) [x]

                                                                      (b) [x]
       3   SEC USE ONLY


       4   Source of Funds                                                   WC


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                   3,941,250*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              3,941,250*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   3,941,250*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]


       13   Percent of Class Represented by Amount in Row 11              9.1%*


       14   Type of Reporting Person                                         EP


     *   See Item 5 below.






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                   Page 7 of 26


       1   Name of Reporting Person          RICHARD C. BLUM & ASSOCIATES, L.P.

           IRS Identification No. of Above Person                    94-3205364

       2   Check the Appropriate Box if a Member of a Group           (a) [x]

                                                                      (b) [x]
       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                       -0-

         NUMBER OF        8    Shared Voting Power                   3,941,250*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                   -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              3,941,250*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   3,941,250*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]


       13   Percent of Class Represented by Amount in Row 11              9.1%*


       14   Type of Reporting Person                                     PN, IA


     *   See Item 5 below.






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                   Page 8 of 26


       1   Name of Reporting Person          RICHARD C. BLUM & ASSOCIATES, INC.

           IRS Identification No. of Above Person                    94-2967812

       2   Check the Appropriate Box if a Member of a Group           (a) [x]

                                                                      (b) [x]
       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                       -0-

         NUMBER OF        8    Shared Voting Power                   3,941,250*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                   -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              3,941,250*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   3,941,250*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]


       13   Percent of Class Represented by Amount in Row 11              9.1%*


       14   Type of Reporting Person                                         CO


     *   See Item 5 below.






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                   Page 9 of 26


       1   Name of Reporting Person                             RICHARD C. BLUM

           S.S. No. of Above Person                                 ###-##-####

       2   Check the Appropriate Box if a Member of a Group           (a) [x]

                                                                      (b) [x]
       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                             USA



                          7    Sole Voting Power                           -0-*

         NUMBER OF        8    Shared Voting Power                   3,941,250*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                      -0-*
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              3,941,250*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   3,941,250*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]


       13   Percent of Class Represented by Amount in Row 11              9.1%*


       14   Type of Reporting Person                                         IN


     *   See Item 5 below.






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 10 of 26


       1   Name of Reporting Person                      PRISM PARTNERS I, L.P.

           IRS Identification No. of Above Person                    94-3172939

       2   Check the Appropriate Box if a Member of a Group           (a) [x]

                                                                      (b) [x]
       3   SEC USE ONLY


       4   Source of Funds                                                   WC


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                   3,941,250*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              3,941,250*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   3,941,250*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]


       13   Percent of Class Represented by Amount in Row 11              9.1%*


       14   Type of Reporting Person                                         PN


     *   See Item 5 below






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 11 of 26


       1   Name of Reporting Person                WEINTRAUB CAPITAL MANAGEMENT

           IRS Identification No. of Above Person                    94-3151493

       2   Check the Appropriate Box if a Member of a Group           (a) [x]

                                                                      (b) [x]
       3   SEC USE ONLY


       4   Source of Funds                                       Not Applicable


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                   3,941,250*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              3,941,250*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   3,941,250*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]


       13   Percent of Class Represented by Amount in Row 11              9.1%*


       14   Type of Reporting Person                                     PN, IA


     *   See Item 5 below






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 12 of 26


       1   Name of Reporting Person                         JERALD M. WEINTRAUB

           IRS Identification No. of Above Person                   ###-##-####

       2   Check the Appropriate Box if a Member of a Group           (a) [x]

                                                                      (b) [x]
       3   SEC USE ONLY


       4   Source of Funds                                       Not Applicable


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]

       6   Citizenship or Place of Organization                             USA



                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                   3,941,250*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              3,941,250*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   3,941,250*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                         [ ]


       13   Percent of Class Represented by Amount in Row 11              9.1%*


       14   Type of Reporting Person                                         IN


     *   See Item 5 below






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 13 of 26

             Item 1.  Security and Issuer

             This Amendment No. 3 to Schedule 13D relates to shares of common stock (the "Common Stock") of Kinetic Concepts Inc. (the "Issuer"). The principal executive office and mailing address of the Issuer is 8023 Vantage Drive, San Antonio, Texas 78230. This Amendment to Schedule 13D is being filed because of certain purchases of Common Stock described below.

             Item 2. Identity and Background

             This Schedule 13D is filed on behalf of Stinson Capital Partners L.P., a California limited partnership ("Stinson"); BK Capital Partners IV, L.P., a California limited partnership ("BK IV"); The Carpenters Pension Trust for Southern California (the "Carpenters Trust"); United Brotherhood of Carpenters and Joiners of America Local Unions and Councils Pension Fund ("UBC"); Insurance Company Supported Organizations Pension Plan ("ICSOPP"); Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc.; Prism Partners I, L.P., a California limited partnership ("Prism"); Weintraub Capital Management, a California general partnership ("WCM"); and Jerald M. Weintraub, the managing general partner of WCM. Stinson, BK IV, the Carpenters Trust, UBC, ICSOPP, RCBA L.P., RCBA Inc., and Richard C. Blum are referred to herein as the "Blum Reporting Persons." Prism, WCM, and Jerald M. Weintraub are referred to herein as the "Weintraub Reporting Persons."

             Blum Reporting Persons

             Stinson and BK IV are each a California limited partnership whose principal business is investing in securities, and whose principal office is located at 909 Montgomery Street, Suite 400, San Francisco, California 94133. RCBA L.P. is the sole general partner of Stinson and BK IV and an investment adviser to the Carpenters Trust, UBC and ICSOPP.

             RCBA L.P. is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory and financial consulting services. RCBA L.P. is a registered investment adviser with the Securities and Exchange Commission and with the State of California. The sole general partner of RCBA L.P. is RCBA Inc. The principal business office address of RCBA L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 14 of 26


                                                            Principal
      Name and                                   Citizen-   Occupation
      Office Held          Business Address        ship     or Employment

      Richard C. Blum      909 Montgomery St.       USA     President and
      President, Chairman  Suite 400                        Chairman, RCBA L.P.
      and Director         San Francisco, CA

      Nils Colin Lind      909 Montgomery St.     Norway    Managing Director,
      Managing Director,   Suite 400                        RCBA L.P.
      Assistant Secretary  San Francisco, CA
      and Director

      Jeffrey W. Ubben     909 Montgomery St.       USA     Managing Director
      Managing Director    Suite 400                        of Investments,
      of Investments       San Francisco, CA                RCBA L.P.

      Alexander L. Dean,   909 Montgomery St.       USA     Managing Director
      Jr.                  Suite 400                        of Investments,
      Managing Director    San Francisco, CA                RCBA L.P.
      of Investments and
      Director

      George F. Hamel,     909 Montgomery St.       USA     Managing Director
      Jr.                  Suite 400                        of Marketing, RCBA
      Managing Director    San Francisco, CA                L.P.
      of Marketing

      John H. Steinhart    909 Montgomery St.       USA     Managing Director
      Managing Director,   Suite 400                        and Chief
      Chief                San Francisco, CA                Administrative
      Administrative                                        Officer, RCBA L.P.
      Officer and
      Secretary

      Marc T. Scholvinck   909 Montgomery St.       USA     Managing Director
      Managing Director,   Suite 400                        and Chief Financial
      Chief Financial      San Francisco, CA                Officer, RCBA L.P.
      Officer and
      Assistant Secretary

      Peter E. Rosenberg   909 Montgomery St.       USA     Managing Director
      Managing Director    Suite 400                        of Development,
      of Marketing and     San Francisco, CA                RCBA L.P.
      Director

      Michael Kane         909 Montgomery St.       USA     Managing Director
      Managing Director    Suite 400                        of Investments,
      of Investments       San Francisco, CA                RCBA L.P.

      Thomas L. Kempner    40 Wall Street           USA     Chairman, Loeb
      Director             New York, NY  10005              Partners
                                                            Corporation,
                                                            Investment Banking
                                                            Business






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 15 of 26

     The Carpenters Trust is a trust governed by a board of trustees. Its principal office is located at 520 South Virgil Avenue, 4th Floor, Los Angeles, California 90020. The names of the trustees of the Carpenters Trust, their addresses, citizenship and principal occupation are as follows:


                                                             Principal
     Name and                                     Citizen-   Occupation
     Office Held          Business Address          ship     or Employment

     Curtis Conyers,      4719 Exposition            USA     President,
     Jr., Trustee         Boulevard                          Richard Lane
                          Los Angeles, CA 90016              Company

     Kim Fromer, Trustee  22225 Acorn Street         USA     President, Fromer
                          Chatsworth, CA 91311               Inc.

     Richard Harris,      292 N. Wilshire Avenue     USA     General Manager,
     Trustee              Anaheim, CA 92801                  Wesseln
                                                             Construction Co.,
                                                             Inc.
     Ralph Larison,       1925 Water Street          USA     President,
     Trustee              Long Beach, CA 90802               Connolly-Pacific
                                                             Co.

     Bert Lewitt,         2901 28th Street           USA     President, Morley
     Trustee              Santa Monica, CA 90405             Construction Co.

     Ronald N. Tutor,     15901 Olden Street         USA     President, Tutor-
     Co-Chairman,         Sylmar, CA 91342                   Saliba
     Trustee                                                 Corporation

     J.D. Butler,         412 Dawson Drive           USA     Executive
     Trustee              Camarillo, CA 93010                Secretary, Gold
                                                             Coast District
                                                             Council of
                                                             Carpenters

     James K. Bernsen,    520 South Virgil           USA     Secretary-
     Trustee              Avenue                             Treasurer,
                          Los Angeles, CA 90020              Southern
                                                             California-Nevada
                                                             Regional Council
                                                             of Carpenters
     Douglas J.           520 South Virgil           USA     General
     McCarron, Trustee    Avenue                             President, UBC
                          Los Angeles, CA 90020

     Bill Perry, Trustee  520 South Virgil           USA     Retired
                          Avenue
                          Los Angeles, CA 90020






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 16 of 26


                                                             Principal
     Name and                                     Citizen-   Occupation
     Office Held          Business Address          ship     or Employment

     Buddy Self, Trustee  911 20th Street            USA     Financial
                          Bakersfield, CA 93301              Secretary,
                                                             Carpenters Local
                                                             Union 743

     UBC is a trust governed by a board of trustees. Its principal office is located at 101 Constitution Avenue, N.W., Washington, DC 20001. The name, address, citizenship and principal occupation of the executive officers and trustees are as follows:


                                                             Principal
     Name and                                      Citizen-  Occupation
     Office Held          Business Address           ship    or Employment


     Douglas J. McCarron, 520 South Virgil           USA     General President,
     General President    Avenue                             UBC
     and Trustee          Los Angeles, CA 90020

     Douglas J. Banes,    101 Constitution           USA     First General Vice
     First General Vice   Avenue, N.W.                       President, UBC
     President and        Washington, D.C. 20001
     Trustee

     Andres J. Silins,    101 Constitution           USA     Second General
     Second General Vice  Avenue, N.W.                       Vice President,
     President and        Washington, D.C. 20001             UBC
     Trustee

     Byron G. Black       150 Cambria Road North     USA     Business
                          Goderich, Ontario  N7A             Representative
                          2R1                                Carpenters Local
                                                             Union 2222

     Kenneth H. Busch     130 Tri-County             USA     Secretary and
                          Parkway, Suite 403                 Business Manager
                          Cincinnati, OH 45246               Southwest Ohio
                                                             District Council
                                                             of Carpenters

     Jim R. Green         448 Hegenberger Road       USA     Executive
                          Oakland, CA 94621-1418             Secretary
                                                             Bay Counties
                                                             District Council
                                                             of Carpenters






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 17 of 26

     ICSOPP is a trust, governed by a board of trustees. The principal administrative office of ICSOPP is located at 1130 Connecticut Avenue, N.W., Washington, D.C. 20036. The name, business address, citizenship and principal occupation of each of the trustees and executive officers of ICSOPP are as follows:


                                                            Principal
     Name and                                      Citizen- Occupation
     Office Held          Business Address           ship   or Employment

     Robert E. Vagley,    American Insurance         USA    President, American
     Fiduciary            Association                       Insurance
                          1130 Connecticut                  Association
                          Avenue, N.W.
                          Washington, DC 20036

     Fred R. Marcon,      Insurance Services         USA    President,
     Fiduciary            Office                            Insurance Services
                          7 World Trade Center              Office
                          New York, NY 10048

     Gail P. Norstrom,    Industrial Risk            USA    President & CEO,
     Fiduciary            Insurers                          Industrial Risk
                          85 Woodland Street                Insurers
                          Hartford, Connecticut
                          06102
     A. James Brodsky,    Insurance Company          USA    Director, Insurance
     Director             Supported Organizations           Company Supported
                          Pension Plan and Trust            Organizations
                          1130 Connecticut                  Pension Plan and
                          Avenue, N.W.                      Trust
                          Washington, DC 20036

     Weintraub Reporting Persons

     Prism is a California limited partnership whose principal business is investing in securities, and whose principal office is located at 909 Montgomery Street, Suite 400, San Francisco, California 94133. WCM is the sole general partner of Prism.

     WCM is a California general partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory and financial consulting services. WCM is a registered investment adviser with the Securities and Exchange Commission and with the State of California. The general partners of WCM are Jerald M. Weintraub and
     Melody R. Howe Weintraub. The addresses, citizenship and principal occupations of the general partners of WCM are as follows:






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 18 of 26


                                                           Principal
     Name and                                     Citizen- Occupation
     Office Held          Business Address          ship   or Employment

     Jerald M. Weintraub  909 Montgomery Street      USA   Managing General
     Managing General     Suite 400                        Partner, Weintraub
     Partner              San Francisco, CA                Capital Management
                          94133

     Melody R. Howe       909 Montgomery Street      USA   Political
     Weintraub            Suite 400                        Consultant
     General Partner      San Francisco, CA
                          94133

                                       *   *   *

             To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             Item 3. Source and Amount of Funds or Other Consideration

             The source of funds for the purchases of securities was the working capital of the Blum Reporting Persons and the Weintraub Reporting Persons.

             Item 4. Purpose of Transaction.

             The Blum Reporting Persons and the Weintraub Reporting Persons each acquired the Common Stock for investment purposes. Depending upon market conditions and other factors, the Reporting Persons may acquire additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise. Alternatively, depending upon market conditions and other factors, the Reporting Persons may, from time to time, dispose of some or all of the securities of the Issuer that they beneficially own.

             Other than as set forth in this statement, neither the Blum Reporting Persons nor the Weintraub Reporting Persons have any present plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a)-(j) of
             Item 4 of Schedule 13D, or any agreement regarding such






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 19 of 26

             matters, although they may in the future take actions that would have such consequences.

             Item 5. Interest in Securities of the Issuer

             (a), (b) According to information furnished to the Reporting Persons by the Issuer, there were 43,160,260 shares of Common Stock issued and outstanding as of December 31, 1996. Based on such information, after taking into account the transactions described in Item 5(c) below, the following Reporting Persons report the following direct holdings and corresponding percentage interests in the Common Stock:

                                               Shares of
                                                Common       Percentage
              Name                            Stock Owned       Owned
              Stinson                          375,200          0.9%

              BK IV                            151,000          0.3%

              Carpenters Trust               2,146,950          5.0%
              UBC                              340,100          0.8%

              ICSOPP                           315,700          0.7%
              Prism                            252,000          0.6%
                                             _________          ____

                      Total                  3,580,950          8.3%
                                             =========          ====

             In addition, because RCBA L.P. has voting and investment power with respect to 360,300 shares that are legally owned by The Common Fund for the account of its Equity Fund ("The Common Fund"), those shares are reported as beneficially owned by RCBA L.P. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 450 Post Road East, Westport, Connecticut 06881-0909. The Common Fund disclaims membership in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons.

             Voting and investment power with respect to the above shares held by Stinson, BK IV, Carpenters Trust, UBC, ICSOPP and The Common Fund are held solely by RCBA L.P. The Blum Reporting Persons therefore may be deemed to be members in a group, in which case each Blum Reporting Person would be deemed to have beneficial ownership of an aggregate of 3,689,250 shares of the Common Stock, which is 8.5% of the outstanding Common Stock. As the sole general partner of RCBA L.P., RCBA Inc. is deemed the beneficial owner of the securities over which RCBA L.P has voting and investment power. As Chairman,






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 20 of 26

             director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Although
             Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc. is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc.

             Voting and investment power with respect to the above shares held by Prism are held solely by WCM. The Weintraub Reporting Persons therefore may be deemed to be members in a group, in which case each Weintraub Reporting Person would be deemed to have beneficial ownership of an aggregate of 252,000 shares of the Common Stock, which is 0.6% of the outstanding Common Stock. As the managing general partner of WCM, Jerald M. Weintraub might be deemed to be the beneficial owner of the securities beneficially owned by WCM. Although Jerald M. Weintraub is joining in this Schedule as a Weintraub Reporting Person, the filing of this Schedule shall not be construed as an admission that he is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by WCM.

             Certain of the shares of Common Stock owned by the Reporting Persons were acquired in block trades by the Blum Reporting Persons and the Weintraub Reporting Persons. These shares were then divided among the Reporting Persons. Because of the block trades, the Blum Reporting Persons and the Weintraub Reporting Persons may be deemed to have constituted a group for purposes of acquiring certain shares of the Common Stock. Thus, the Reporting Persons have reported their holdings in aggregate on Lines 8, 10, 11, and 13 of
             Schedule 13D, i.e., 3,941,250 shares of Common Stock, which is 9.1% of the outstanding Common Stock. Although each of the Reporting Persons identified might be deemed to be part of a group by virtue of the acquisition of the shares specified in the first sentence of this paragraph, they all, except as disclosed herein, disclaim acting as a group and disclaim "beneficial ownership" in the shares of each of such persons (other than himself, herself, or itself). No Blum Reporting Person has the right or power to, and does not exercise any control over, the management or policies of any Weintraub Reporting Person or exercise investment discretion over any account managed by any Weintraub Reporting Person. Conversely, no Weintraub Reporting Person has the right or power to, and does not exercise any control over, the management or policies of any Blum Reporting Person or exercise investment discretion over any account managed by any Blum Reporting Person.






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 21 of 26

             (c) During the last 60 days, the Reporting Persons purchased the following shares of Common Stock on the open market:

                     Name          Trade Date      Shares   Price/Share
             Stinson                                 None

             BK IV                                   None

             Carpenters Trust       11/25/96       25,000     13.000
                                    12/13/96       50,000     12.125
                                    12/31/96        8,450     12.520
                                    01/21/97       40,000     11.750
             UBC                                     None

             ICSOPP                 12/31/96        8,000     12.520
             The Common Fund                         None

             Prism                  12/31/96        2,000     12.500

             (d) and (e)   Not applicable.


             Item 6. Contracts, Arrangements, Understandings or
                     Relationships with Respect to Securities of the Issuer

             None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


             Item 7. Material to be Filed as Exhibits

             Exhibit A       Joint Filing Undertaking.






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 22 of 26

                                      Signatures

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

          DATED:  January 24, 1997

          STINSON CAPITAL PARTNERS, L.P.     RICHARD C. BLUM & ASSOCIATES,
          BK CAPITAL PARTNERS IV, L.P.       L.P.

          By Richard C. Blum & Associates,   By Richard C. Blum & Associates,
             L.P., its General Partner          Inc., its General Partner

             By Richard C. Blum &
                Associates, Inc., its           By /s/John H. Steinhart
                General Partner                 ____________________________
                                                   John H. Steinhart,
                                                   Secretary
                By /s/John H. Steinhart
                ________________________
                   John H. Steinhart,        RICHARD C. BLUM & ASSOCIATES,
                   Secretary                 INC.

          THE CARPENTERS PENSION TRUST FOR
          SOUTHERN CALIFORNIA                By /s/John H. Steinhart
                                                _____________________________
          UNITED BROTHERHOOD OF CARPENTERS      John H. Steinhart,
          AND JOINERS OF AMERICA LOCAL          Secretary
          UNIONS AND COUNCILS PENSION FUND

          INSURANCE COMPANY SUPPORTED        /s/ John H. Steinhart
          ORGANIZATION PENSION PLAN          ________________________________
                                             RICHARD C. BLUM
          By Richard C. Blum & Associates,
             L.P., its Investment Adviser    By John H. Steinhart
                                                Attorney-in-Fact
             By Richard C. Blum &
                Associates, Inc., its
                General Partner


                By /s/John H. Steinhart
                ________________________
                   John H. Steinhart,
                   Secretary






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 23 of 26

          PRISM PARTNERS I, L.P.             WEINTRAUB CAPITAL MANAGEMENT

          By Weintraub Capital Management,
             its General Partner
                                             By /s/Jerald M. Weintraub
                                                _____________________________
                                                Jerald M. Weintraub, Managing
             By /s/Jerald M. Weintraub          General Partner
                _________________________
                Jerald M. Weintraub,
                Managing General Partner


          /s/Jerald M. Weintraub
          _______________________________
          JERALD M. WEINTRAUB






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 24 of 26

                                   INDEX TO EXHIBITS


                                                         Sequentially
          Item              Description                  Numbered Page

          Exhibit A         Joint Filing Undertaking           25






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 25 of 26

                                       EXHIBIT A
                                JOINT FILING UNDERTAKING

          The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Amendment to Schedule 13D to evidence the agreement of the below-names parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Amendment jointly on behalf of each of such parties.

          DATED:  January 24, 1997

          STINSON CAPITAL PARTNERS, L.P.     RICHARD C. BLUM & ASSOCIATES,
          BK CAPITAL PARTNERS IV, L.P.       L.P.

          By Richard C. Blum & Associates,   By Richard C. Blum & Associates,
             L.P., its General Partner          Inc., its General Partner

             By Richard C. Blum &
                Associates, Inc., its           By /s/John H. Steinhart
                General Partner                    __________________________
                                                   John H. Steinhart,
                By /s/John H. Steinhart            Secretary
                   _______________________
                   John H. Steinhart,
                   Secretary                 RICHARD C. BLUM & ASSOCIATES,
                                             INC.
          THE CARPENTERS PENSION TRUST FOR
          SOUTHERN CALIFORNIA
                                             By /s/John H. Steinhart
          UNITED BROTHERHOOD OF CARPENTERS      _____________________________
          AND JOINERS OF AMERICA LOCAL          John H. Steinhart,
          UNIONS AND COUNCILS PENSION FUND      Secretary

          INSURANCE COMPANY SUPPORTED
          ORGANIZATION PENSION PLAN          /s/John H. Steinhart
                                             ________________________________
          By Richard C. Blum & Associates,   RICHARD C. BLUM
             L.P., its Investment Adviser
                                             By John H. Steinhart
             By Richard C. Blum &               Attorney-in-Fact
                Associates, Inc., its
                General Partner

                By /s/John H. Steinhart
                   _______________________
                   John H. Steinhart,
                   Secretary






     CUSIP NO. 49460W-01-0           SCHEDULE 13D                  Page 26 of 26

          PRISM PARTNERS I, L.P.             WEINTRAUB CAPITAL MANAGEMENT

          By Weintraub Capital Management,
             its General Partner
                                             By /s/Jerald M. Weintraub
                                                _____________________________
                                                Jerald M. Weintraub, Managing
             By /s/Jerald M. Weintraub          General Partner
                __________________________
                Jerald M. Weintraub,
                Managing General Partner



          /s/Jerald M. Weintraub
          ________________________________
          JERALD M. WEINTRAUB